B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022

Gold revenue	$477,888	$392,554	$1,422,298	$1,140,122

Cost of sales
Production costs	(171,425)	(185,704)	(451,791)	(466,967)
Depreciation and depletion	(101,568)	(94,207)	(293,388)	(253,344)
Royalties and production taxes	(34,389)	(26,644)	(102,661)	(76,235)
Total cost of sales	(307,382)	(306,555)	(847,840)	(796,546)

Gross profit	170,506	85,999	574,458	343,576

General and administrative	(13,064)	(10,384)	(41,170)	(33,761)
Share-based payments (Note 11)	(4,289)	(5,808)	(15,734)	(18,253)
(Impairment) reversal of impairment of long-lived assets (Note 8)	(111,597)	—	(116,482)	909
Write-down of mineral property interests (Note 8)	(565)	(3,927)	(17,022)	(7,085)
Share of net income of associates	5,561	2,080	17,549	8,991
Restructuring charges (Note 8)	(5,071)	—	(12,151)	—
Foreign exchange losses	(11,739)	(7,982)	(14,588)	(16,439)
Community relations	(1,158)	(873)	(3,883)	(1,945)
Loss on sale of mineral property (Note 8)	—	(2,804)	—	(2,804)
Other expense	(1,061)	(1,776)	(8,396)	(2,746)
Operating income	27,523	54,525	362,581	270,443

Interest and financing expense	(3,190)	(2,709)	(9,032)	(7,983)
Interest income	3,887	3,168	15,741	7,796
Change in fair value of gold stream (Note 4 and Note 14)	7,600	—	6,500	—
Gains (losses) on derivative instruments (Note 13)	5,667	(8,751)	6,092	18,297
Other (expense) income	(951)	453	(5,069)	6,513
Income from operations before taxes	40,536	46,686	376,813	295,066

Current income tax, withholding and other taxes (Note 16)	(68,210)	(32,520)	(216,155)	(140,315)
Deferred income tax expense (Note 16)	(7,096)	(35,400)	(1,674)	(44,496)
Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255

Attributable to:
Shareholders of the Company	$(43,070)	$(23,410)	$123,321	$95,117
Non-controlling interests (Note 12)	8,300	2,176	35,663	15,138
Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255

(Loss) earnings per share (attributable to shareholders of the Company) (Note 11)
Basic	$(0.03)	$(0.02)	$0.10	$0.09
Diluted	$(0.03)	$(0.02)	$0.10	$0.09

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,297,175	1,064,301	1,208,942	1,060,826
Diluted	1,297,175	1,064,301	1,213,349	1,067,753
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022

Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Unrealized gain (loss) on investments (Note 7)	10,313	(5,207)	13,358	(14,577)
Other comprehensive income (loss) for the period	10,313	(5,207)	13,358	(14,577)
Total comprehensive (loss) income for the period	$(24,457)	$(26,441)	$172,342	$95,678

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$10,313	$(5,207)	$13,358	$(14,577)
Non-controlling interests	—	—	—	—
	$10,313	$(5,207)	$13,358	$(14,577)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(32,757)	$(28,617)	$136,679	$80,540
Non-controlling interests	8,300	2,176	35,663	15,138
	$(24,457)	$(26,441)	$172,342	$95,678

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
Operating activities
Net (loss) income for the period	$(34,770)	$(21,234)	$158,984	$110,255
Mine restoration provisions settled	(344)	—	(923)	—
Non-cash charges, net (Note 17)	226,559	160,355	455,500	331,700
Changes in non-cash working capital (Note 17)	(28,339)	(34,362)	(7,061)	(87,833)
Changes in long-term supplies inventory (Note 6)	(30,407)	—	(30,407)	—
Changes in long-term value added tax receivables	(22,495)	(11,641)	(67,083)	(28,815)
Cash provided by operating activities	110,204	93,118	509,010	325,307

Financing activities
Extinguishment of gold stream and construction financing obligations (Note 4)	—	—	(111,819)	—
Repayment of equipment loan facilities (Note 10)	(3,448)	(879)	(9,913)	(12,374)
Interest and commitment fees paid	(1,343)	(725)	(3,463)	(3,049)
Cash proceeds from stock option exercises (Note 11)	6,486	335	12,394	12,966
Dividends paid (Note 11)	(45,378)	(42,949)	(140,084)	(127,695)
Principal payments on lease arrangements (Note 10)	(1,135)	(1,732)	(4,624)	(5,399)
Distributions to non-controlling interests (Note 12)	(13,601)	(23,648)	(17,881)	(27,828)
Revolving credit facility transaction costs	(3,296)	—	(3,296)	(2,401)
Other	2,434	1,788	4,021	2,518
Cash used by financing activities	(59,281)	(67,810)	(274,665)	(163,262)

Investing activities
Expenditures on mining interests:
Fekola Mine	(83,166)	(20,353)	(211,112)	(68,779)
Masbate Mine	(5,896)	(10,158)	(20,947)	(29,908)
Otjikoto Mine	(13,290)	(20,292)	(46,266)	(59,575)
Goose Project	(88,082)	—	(156,694)	—
Fekola Regional, pre-development	(16,535)	(5,154)	(46,345)	(12,083)
Gramalote Project	(854)	(4,273)	(2,568)	(12,810)
Other exploration and development (Note 17)	(17,770)	(16,269)	(58,313)	(45,505)
Cash acquired on acquisition of Sabina Gold & Silver Corp. (Note 4)	—	—	38,083	—
Transaction costs paid on acquisition of Sabina Gold & Silver Corp. (Note 4)	—	—	(6,672)	—
Purchase of long-term investment (Note 7)	(879)	—	(32,759)	—
Cash paid for purchase of non-controlling interest (Note 8)	—	—	(6,704)	—
Deferred consideration received (Note 8)	—	45,000	3,850	45,000
Cash paid on acquisition of mineral property (Note 8)	—	—	—	(48,258)
Cash paid on acquisition of Oklo Resources Ltd (Note 8)	—	(21,130)	—	(21,130)
Cash acquired on acquisition of Oklo Resources Ltd	—	1,415	—	1,415
Loan to associate (Note 9)	(2,453)	(5,000)	(2,453)	(5,000)
Cash paid on exercise of mineral property option	—	—	—	(7,737)
Funding of reclamation accounts	(2,189)	(954)	(4,829)	(5,052)
Other	(3,833)	1,626	(4,191)	1,268
Cash used by investing activities	(234,947)	(55,542)	(557,920)	(268,154)

Decrease in cash and cash equivalents	(184,024)	(30,234)	(323,575)	(106,109)

Effect of exchange rate changes on cash and cash equivalents	(12,614)	(7,002)	(18,802)	(17,434)
Cash and cash equivalents, beginning of period	506,207	586,692	651,946	672,999
Cash and cash equivalents, end of period	$309,569	$549,456	$309,569	$549,456

Supplementary cash flow information (Note 17)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents	$309,569	$651,946
Accounts receivable, prepaids and other (Note 5)	32,597	28,811
Deferred consideration receivable	—	3,850
Value-added and other tax receivables	21,534	18,533
Inventories (Note 6)	343,628	332,031
	707,328	1,035,171

Long-term investments (Note 7)	78,229	31,865
Value-added tax receivables	168,306	121,323
Mining interests (Note 8 and Note 20 - Schedules)
Owned by subsidiaries and joint operations	3,593,868	2,274,730
Investments in associates	132,713	120,049
Long-term stockpile (Note 6)	55,470	48,882
Long-term supplies inventory (Note 6)	46,855	—
Other assets (Note 9)	68,879	49,213
	$4,851,648	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$176,931	$114,791
Current income and other taxes payable	111,171	95,623
Current portion of long-term debt (Note 10)	15,145	15,519
Current portion of mine restoration provisions	4,622	5,545
Other current liabilities	16,804	2,138
	324,673	233,616

Long-term debt (Note 10)	34,309	41,709
Gold stream obligation (Note 4 and Note 14)	120,800	—
Mine restoration provisions	94,301	95,568
Deferred income taxes	184,189	182,515
Employee benefits obligation	18,729	8,121
Other long-term liabilities	8,707	7,915
	785,708	569,444
Equity
Shareholders’ equity
Share capital (Note 11)	3,448,404	2,487,624
Contributed surplus	80,478	78,232
Accumulated other comprehensive loss	(132,511)	(145,869)
Retained earnings	560,226	588,139
	3,956,597	3,008,126
Non-controlling interests (Note 12)	109,343	103,663
	4,065,940	3,111,789
	$4,851,648	$3,681,233

Commitments (Note 19)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

Net income for the period	—	—	—	—	123,321	35,663	158,984
Shares and replacement options issued on acquisition of Sabina Gold & Silver Corp. (Note 4)	216,452	925,375	5,075	—	—	—	930,450
Dividends (Note 11)	2,238	6,443	934	—	(147,692)	—	(140,315)
Unrealised gain on investments (Note 7)	—	—	—	13,358	—	—	13,358
Shares issued on exercise of stock options (Note 11)	4,875	12,394	—	—	—	—	12,394
Shares issued on vesting of RSUs (Note 11)	1,379	5,780	(5,780)	—	—	—	—
Shares issued on vesting of PSUs (Note 11)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests (Note 12)	—	—	—	—	(3,542)	(29,983)	(33,525)
Share-based payments (Note 11)	—	—	15,750	—	—	—	15,750
Transfer to share capital on exercise of stock options	—	5,130	(5,130)	—	—	—	—

Balance at September 30, 2023	1,300,380	$3,448,404	$80,478	$(132,511)	$560,226	$109,343	$4,065,940

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

Net income for the period	—	—	—	—	95,117	15,138	110,255
Dividends (Note 11)	—	—	869	—	(128,775)	—	(127,906)
Unrealised loss on investments	—	—	—	(14,577)	—	—	(14,577)
Shares issued on exercise of stock options (Note 11)	4,430	12,966	—	—	—	—	12,966
Shares issued on vesting of RSUs (Note 11)	2,375	8,716	(8,716)	—	—	—	—
Shares issued on acquisition of Oklo Resources Ltd (Note 8)	10,743	35,658	—	—	—	—	35,658
Transactions with non-controlling interests	—	—	—	—	2,998	(28,182)	(25,184)
Share-based payments (Note 11)	—	—	19,519	—	—	—	19,519
Transfer to share capital on exercise of stock options	—	4,944	(4,944)	—	—	—	—

Balance at September 30, 2022	1,073,882	$2,484,468	$73,756	$(150,876)	$476,721	$87,669	$2,971,738

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company has a 50% joint operation interest in the Gramalote gold project in Colombia (the "Gramalote Project"). Subsequent to September 30, 2023, on October 5, 2023, the acquisition of the remaining 50% interest in the the Gramalote Project was completed. The Company also has an approximately 24% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in other countries including Mali and Finland.

On April 14, 2023, the Company obtained control of Sabina Gold & Silver Corp. ("Sabina"), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada (Note 4).

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on November 8, 2023.

Amendments to IAS 12, Income taxes

In May 2023, the International Accounting Standards Board issued amendments to IAS 12, Income taxes, to clarify the application to income taxes arising from tax law enacted or substantively enacted related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD). The amendments require a mandatory temporary exception which prohibits the accounting for deferred taxes arising from tax law that implements the Pillar Two model rules. These amendments were effective immediately upon their release. The amendments also require disclosures that explain an entity's exposure to Pillar Two income taxes. These disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023, but are not required for interim periods before December 31, 2023.

In August 2023, Finance Canada released, for public consultation, the draft legislation to implement the OECD's Pillar Two global minimum tax regime. As at September 30, 2023, there was no tax legislation enacted or substantively enacted related to the Pillar Two model in the jurisdictions we operate. We are currently assessing the potential impact of these amendments on our annual financial statements.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables includes amounts for the Fekola Mine of $102 million (December 31, 2022 - $77 million), for the Masbate Mine of $57 million (December 31, 2022 – $37 million), and for the Gramalote Project of $9 million (December 31, 2022 - $7 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4     Acquisition of Sabina

On April 19, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Sabina (the “Transaction”), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada. The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine. For accounting purposes, it was determined that B2Gold obtained control of Sabina on April 14, 2023, which is the date when the Transaction was irrevocably approved by the Supreme Court of British Columbia, giving the Company the ability to direct the use of the net assets acquired.

The cost of the acquisition was approximately $937 million, consisting of the fair value of B2Gold shares issued of $925 million, based on the issuance of 216,451,555 B2Gold shares at Cdn. $5.72 per share and a foreign exchange rate of Cdn. $1.3379 to $1, the fair value of B2Gold replacement stock options of $5 million (3,342,413 equivalent stock options for B2Gold common shares), plus B2Gold transaction costs of $7 million. The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rates ranging from 3.6% to 3.8%, an expected volatility of between 33% and 50%, an expected average life of up to 3.2 years and a dividend yield of 3.7%.

The purchase price was calculated as follows:

$

Common shares issued (216,451,555 common shares)	925,375
Fair value of B2Gold replacement stock options	5,075
Transaction costs	6,672
937,122
The purchase price was allocated based on the estimated fair value of the assets acquired and liabilities assumed as follows:

$

Cash and cash equivalents	38,083
Accounts receivable, prepaids and other	816
Value added and other tax receivables	2,637
Mining interests - Goose Project, including PP&E	1,084,247
Mining interests - Hackett River Royalty	64,540
Mining interests - Other exploration & evaluation properties (including the George Property)	28,533
Other assets	15,738
Accounts payable and accrued liabilities	(41,344)
Current portion of long-term debt	(3,770)
Gold stream obligation (Note 14)	(173,700)
Construction financing obligations	(65,419)
Long-term debt	(6,716)
Mine restoration provision	(3,436)
Other long-term liabilities	(3,087)
937,122

The purchase price was allocated to the assets acquired and liabilities assumed in accordance with their relative fair value. The value of the Goose Project mineral interest was determined using a combination of a discounted cash flow model and a comparable market transactions approach. The discounted cash flow model incorporated estimates and assumptions that included reserves and resources, future production levels, operating capital costs, a long-term gold price per ounce and discount rate. The value of the property, plant and equipment at the Goose Project was based on a trending analysis of recent purchases and the value of the other exploration and evaluation properties was determined to be historical cost.

As a result of the transaction, the Company also acquired a silver production royalty (the “Hackett River Royalty") equal to 22.5% of the first 190 million ounces of payable silver from the then current resource at Hackett River and other properties (the "Properties") and 12.5% of all payable silver from the Properties thereafter at no future cost. The fair value of the interest in the Hackett River Project was determined using a comparable market transactions approach.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company assumed certain construction financing and gold stream obligations from Sabina. The fair value of the construction financing obligations at acquisition was based on their extinguishment value. The Company also assumed a $125 million gold stream obligation (Note 14). The fair value of the gold stream obligation on acquisition was also based on its extinguishment value plus the fair value of the gold stream obligation retained. See Note 15 for details of the valuation of the portion of the gold stream arrangement retained.

Following completion of the Transaction, the Company extinguished certain gold stream and construction financing obligations with payments totalling $112 million, as follows:
•a $46 million payment to extinguish one-third of the $125 million gold stream obligation;
•a $63 million payment to extinguish the gold metal off take agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility

5 Accounts receivable, prepaids and other

	September 30, 2023	December 31, 2022
	$	$

Supplier advances	11,299	12,805
Prepaid expenses	7,743	4,062
Current portion of derivative instruments (Note 13)	4,582	5,009
Other receivables	8,973	6,935
	32,597	28,811

6 Inventories

	September 30, 2023	December 31, 2022
	$	$

Gold and silver bullion	51,562	49,467
In-process inventory	18,009	14,653
Ore stock-pile inventory	82,281	96,879
Materials and supplies	191,776	171,032
	343,628	332,031

Ore stock-pile inventory includes amounts for the Fekola Mine of $62 million (December 31, 2022 - $75 million), for the Masbate Mine of $9 million (December 31, 2022 - $12 million), and for the Otjikoto Mine of $11 million (December 31, 2022 – $10 million).

Long-term stock-pile inventory includes amounts for the Otjikoto Mine of $42 million (December 31, 2022 – $40 million), for the Fekola Mine of $6 million (December 31, 2022 - $6 million), and for the Masbate Mine of $7 million (December 31, 2022 - $3 million).

Long-term supplies inventory are supplies for the Back River Project that are expected to be consumed beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Long-term investments

	September 30, 2023			December 31, 2022
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	32,759	19,937	52,696	—	—	—
West African Resources Ltd.	20,530	(9,542)	10,988	20,530	(2,766)	17,764
Osino Resources Corp.	6,955	2,078	9,033	6,955	347	7,302
St. Augustine Gold & Copper Ltd.	20,193	(16,180)	4,013	20,193	(16,670)	3,523
Matador Mining Ltd.	2,362	(1,484)	878	2,362	68	2,430
RTG Mining Inc.	13,400	(12,999)	401	13,400	(12,798)	602
Other	899	(679)	220	652	(408)	244
Balance, end of period	97,098	(18,869)	78,229	64,092	(32,227)	31,865

During the nine months ended September 30, 2023, the Company purchased 14 million shares (representing a 9.9% ownership interest) of Snowline Gold Corp. for a total of $33 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Mining interests

	September 30, 2023	December 31, 2022
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,983,522	1,769,945
Accumulated depreciation and depletion	(975,454)	(819,882)
	1,008,068	950,063
Masbate Mine, Philippines
Cost	1,129,635	1,114,513
Accumulated depreciation and depletion	(592,033)	(537,474)
	537,602	577,039
Otjikoto Mine, Namibia
Cost	913,634	864,801
Accumulated depreciation and depletion	(627,420)	(558,687)
	286,214	306,114

Development and pre-development properties (pre-depletable)
Goose Project, Canada (Note 4)	1,268,272	—
Fekola Regional pre-development, Mali	73,771	30,716
Burkina Faso Royalties, Burkina Faso	21,087	—
	1,363,130	30,716

Exploration and evaluation properties (pre-depletable)
Gramalote Project, Colombia, net of impairment	26,744	135,625
Hackett River Royalty, Canada (Note 4)	64,540	—
Dandoko Property, Mali	62,930	58,292
Bakolobi Property, Mali	59,308	51,956
Menankoto Property, Mali	51,471	41,569
Bantako North Property, Mali	31,993	23,575
Finland Properties, Finland	30,936	22,523
George Property, Canada (Note 4)	22,966	—
Kiaka Royalty, Burkina Faso	—	18,488
Uzbekistan Properties, Uzbekistan	—	12,996
Other	26,719	18,954
	377,607	383,978
Corporate (depletable)
Office, furniture and equipment, net	21,247	26,820
	3,593,868	2,274,730
Investments in associates (accounted for using the equity method)
Calibre, Various	129,533	111,774
BeMetals, Various, net of impairment	3,180	8,275
	132,713	120,049
	3,726,581	2,394,779

Gramalote

Subsequent to September 30, 2023, on October 5, 2023, the Company completed the acquisition of the remaining 50% the net assets of the Gramalote Project from its joint venture partner AngloGold Ashanti Limited ("AngloGold").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The purchase price consists of the following cash payments to AngloGold contingent on certain milestones:
•$20 million paid upon closing of the transaction
•$10 million to be paid upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million to be paid upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing;
•$10 million to be paid on the first anniversary of commercial production at the Gramalote Project;
•$10 million to be paid on the second anniversary of commercial production at the Gramalote Project.

The total purchase price of $34 million has been determined using IFRS 13, Fair value measurements, including an estimate for the future contingent payments using the expected value approach. Future contingent payments are recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the payment of contingent consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the timing and probability of contingent payments and the discount rate. The fair value of the contingent consideration was estimated to be $14 million. The total purchase price was allocated to the net identifiable assets and liabilities acquired, including the mineral interests, working capital, VAT receivables and reclamation liabilities. The value of the 50% Gramalote Project mineral interests was determined to be $27 million.

The acquisition of the AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% of the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, at September 30, 2023. The recoverable value of $27 million allocated to the Company's existing 50% share of the Gramalote Project resulted in a net impairment charge of $112 million.

Otjikoto

During the nine months ended September 30, 2023, the Company communicated to employees about the phased closure plan for the Otjikoto Mine expected to begin later in 2023. The announcement of the planned closure of the mine resulted in an obligation for severance pay under Namibian law. The undiscounted severance obligation before inflation adjustments is estimated at $16 million. The present value of these payments of $12 million has been recorded on the Condensed Interim Consolidated Balance Sheet as at September 30, 2023 and as a restructuring charge in the Condensed Interim Consolidated Statement of Operations for the periods.

Menankoto

During the nine months ended September 30, 2023, the Company paid $7 million in cash to buy the remaining 5% non-controlling interest ownership of Menankoto SARL giving it 100% ownership of the property. The loss on the purchase of $7 million was recorded in retained earnings on the Condensed Interim Consolidated Balance Sheet at September 30, 2023.

Investment in BeMetals

During the nine months ended September 30, 2023, the Company determined that its associate BeMetals had become impaired due to the significant and prolonged decline in the fair value of the BeMetals shares held. The Company recorded an impairment loss of $5 million to reflect the fair value of the investment in BeMetals.

Bakolobi permit

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $24 million in cash. The Company also paid $24 million in cash pursuant to a continuing obligation to the previous ownership group of the Bakolobi permit (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Other

During the nine months ended September 30, 2023, the Company wrote-off $17 million (2022 - $7 million) relating to non-core properties that it no longer plans to proceed with.

On August 2, 2022, West African Resources Limited announced the results of the feasibility study for the Kiaka gold project.
The announcement triggered the payment of $45 million of deferred consideration included as part of the sale price. On September 2, 2022, the Company received the $45 million deferred consideration in cash.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

On September 7, 2022, the Company obtained control of Oklo Resources Limited ("Oklo"). The cost of the acquisition was approximately $57 million, including the fair value of the shares issued of $36 million, cash consideration of $18 million, a loan facility made available to Oklo of $1 million and transaction costs of approximately $1 million.

9 Other assets

	September 30, 2023	December 31, 2022
	$	$

Reclamation deposits	48,055	32,203
Deferred financing costs	8,312	6,711
Restricted cash	5,283	1,347
Loan to associate	5,624	5,095
Other	1,605	3,857
	68,879	49,213

The Company recorded an expected credit loss of $2 million on its loan to associate during the nine months ended September 30, 2023. During the three months ended September 30, 2023, a further $2 million was advanced to the associate.

10 Long-term debt

	September 30, 2023	December 31, 2022
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	15,452	23,102
Goose Project equipment loan facilities (net of unamortized transaction costs)	7,638	—
Masbate equipment loan facility (net of unamortized transaction costs)	—	872
Lease liabilities	26,364	33,254
	49,454	57,228

Less current portion	(15,145)	(15,519)
	34,309	41,709

The changes in debt balances during the nine months ended September 30, 2023 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2022	23,974	33,254	57,228
Debt acquired as part of acquisition of Sabina (Note 4)	9,431	1,055	10,486
Lease liabilities recognized	—	2,488	2,488
Lease liabilities de-recognized	—	(6,284)	(6,284)
Repayments	(9,913)	(4,624)	(14,537)
Foreign exchange gains	(504)	(395)	(899)
Non-cash interest and financing expense	102	870	972
Balance at September 30, 2023	23,090	26,364	49,454

Less current portion	(11,173)	(3,972)	(15,145)
	11,917	22,392	34,309

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks. In July 2023, the available and undrawn capacity of the RCF was increased to $700 million under the accordion feature with the addition of the National Bank of Canada. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

facility may be further increased to $800 million any time prior to the maturity date of December 16, 2025. As at September 30, 2023, the Company had available undrawn capacity of $700 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2023, the Company was in compliance with these debt covenants.

Subsequent to September 30, 2023, on October 6, 2023, the Company drew down $50 million of the available capacity under the RCF.

Goose Project equipment loan facilities

As part of the acquisition of Sabina (Note 4), the Company acquired a series of equipment loans with two suppliers for open pit and underground mining equipment. The loans for the open pit mining equipment are denominated in US dollars, bear interest at a floating rate of 3-month SOFR plus 4.25% and have four year terms. The loans for the underground mining equipment are denominated in Canadian dollars, bear interest at fixed rates between 3.0% and 5.7% and have four year terms.

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2023, the Company had 1,300,379,627 common shares outstanding (December 31, 2022 - 1,074,694,856 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the nine months ended September 30, 2023, the Company paid three quarterly dividends of $0.04 per share totalling $148 million (2022 - $129 million). Of this amount, $6 million was issued in 2 million shares under the Company's Dividend Re-investment Plan ("DRIP"). The DRIP was approved by the Board in the third quarter of 2023.

During the nine months ended September 30, 2023, approximately 3 million stock options were granted to employees with exercise prices ranging from Cdn. $4.11 to Cdn. $5.40 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options, totalling $3 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 4.4%, an expected life of three years, an expected volatility of up to 50% and a dividend yield rate of up to 5.3%.

For the three and nine months ended September 30, 2023, share-based payments expense relating to the vesting of stock options was $2 million and $4 million, respectively (2022 - $2 million and $8 million, respectively). For the three and nine months ended September 30, 2023, the Company issued 3 million and 5 million shares, respectively, for proceeds of $6 million and $12 million, respectively, upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $4.89. As at September 30, 2023, 31 million stock options were outstanding.

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000s)	(in Cdn. $)

Outstanding at December 31, 2022	30,927	4.98
Granted	3,042	4.80
B2Gold replacement options on acquisition of Sabina (Note 4)	3,342	3.87
Exercised	(4,912)	3.42
Forfeited or expired	(1,134)	5.34
Outstanding at September 30, 2023	31,265	4.97

For the three and nine months ended September 30, 2023, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $2 million and $5 million, respectively (2022 - $3 million and $6 million, respectively). During the nine months ended September 30, 2023, the Company granted 1.9 million RSUs to employees and issued 1.4 million shares on the vesting of RSUs. As at September 30, 2023, 3.4 million RSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three and nine months ended September 30, 2023, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million and $6 million, respectively (2022 - $2 million and $5 million, respectively).

During the nine months ended September 30, 2023, the Company granted 2 million PSUs to employees comprised of two equal 50% tranches. Vesting of tranche one of the PSUs granted will depend on the timing of completion of construction and commissioning of the Goose Project and the number of shares that may vest will be between 0% to 200% of the number of tranche one PSUs. The estimated fair value when granted of this portion of $3 million was calculated based on the fair value of the Company's stock on the date of the grant and the expected completion timing of the Goose Project. Vesting of tranche two of the PSUs granted will depend on total shareholder return of the Company compared to a group of peer companies over the period January 1, 2023 to December 31, 2025. The number of shares that may vest will be between 0% and 200% of the number of tranche two PSUs. The estimated fair value when granted of the tranche two PSUs of $4 million was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The fair value of both tranches is being recognized over the vesting period. The model used historical share price volatility ranging from 28% to 71% for the group, a Canadian risk-free annual interest rate of 3.87%, and a United States risk-free annual interest rate of 4.16%.

During the nine months ended September 30, 2023, the Company issued 1 million shares on the vesting of PSUs. As at September 30, 2023, 5 million PSUs were outstanding.

Subsequent to September 30, 2023, on November 7, 2023, the Company adopted an amended and restated Executive Officer Incentive Compensation Clawback Policy (the “Clawback Policy”) to comply with new rules of the New York Stock Exchange American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended.

The Company amended its Performance Share Unit Plan on November 7, 2023 (the “Amended PSU Plan”) to add an option to settle future PSU grants, when vested, in cash (instead of shares) at the Company’s sole discretion, and add a provision to account for the new Clawback Policy.

For the three and nine months ended September 30, 2023, share-based payments relating to the change in fair value of deferred share units ("DSUs") was a recovery of $1 million and an expense of $0 million, respectively (2022 - recovery of $1 million and $1 million, respectively). During the nine months ended September 30, 2023, 0.7 million DSUs valued at $3 million were released and paid. As at September 30, 2023, 2 million DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022

Net (loss) income and diluted net (loss) income (attributable to shareholders of the Company)	$(43,070)	(23,410)	$123,321	95,117

Basic weighted average number of common shares outstanding (in thousands)	1,297,175	1,064,301	1,208,942	1,060,826

Effect of dilutive securities:
Stock options	—	—	1,396	2,159
Restricted share units	—	—	711	705
Performance share units	—	—	2,300	4,063
Diluted weighted average number of common shares outstanding (in thousands)	1,297,175	1,064,301	1,213,349	1,067,753

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.03)	$(0.02)	$0.10	$0.09
Diluted	$(0.03)	$(0.02)	$0.10	$0.09

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2022	54,187	22,220	25,079	2,177	103,663
Share of net income (loss)	26,286	4,492	5,075	(190)	35,663
Distributions to non-controlling interest	(24,248)	—	(5,296)	—	(29,544)
Interest on loan to non-controlling interest	(3,089)	—	—	—	(3,089)
Participating funding from non-controlling interest	—	—	—	1,750	1,750
Other	—	—	430	470	900
Balance at September 30, 2023	53,136	26,712	25,288	4,207	109,343

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13 Derivative financial instruments

During the nine months ended September 30, 2023, the Company entered into additional forward contracts for the purchase of 15,931,000 litres of fuel oil and 20,412,000 litres of gas oil with settlements scheduled between August 2023 and July 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at September 30, 2023:

	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	8,016	9,187	17,203
Average strike price	$0.41	$0.40	$0.40

Forward – gas oil:
Litres (thousands)	10,014	2,501	12,515
Average strike price	$0.54	$0.54	$0.54

The unrealized fair value of these contracts at September 30, 2023 was $5 million (December 31, 2022 - $5 million).

14 Gold stream obligation

As part of the acquisition of Sabina (Note 4), the Company acquired a $125 million Gold Stream Arrangement with Wheaton Precious Metals ("WPM"). The $125 million upfront payment (the “Deposit”) was funded in 4 installments, of which all were received prior to the acquisition. In return, B2Gold is obligated to deliver 4.15% of the gold production from the Goose Project, reducing to 2.15% and 1.5% after the delivery of 130,000 and 200,000 ounces, respectively. WPM is obligated to pay B2Gold a purchase price for each ounce of refined gold metal equal to:
•During a deposit period, i.e. any period during which the Deposit is greater than nil, 18% of the p.m. LBMA Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the Deposit until it has been reduced to nil.
•During a non-deposit period, 22% of the p.m. LBMA Gold Price.

Upon the completion of a change of control event, B2Gold exercised their one-time option to buy back one third of the Gold Stream (the “Buy-back Option”) for consideration of $46 million. On April 20, 2023, the Buy-back option was exercised at a purchase price of $46 million. As a result of the exercise of the Buy-back Option, the quantity of gold deliverable to WPM under the Gold Stream is reduced by 33%. After execution of the Buy-back Option, the Deposit amount is reduced by 33% to $83.75 million. Further, the delivery obligation is also reduced by the same proportion as follows:
•2.7805% of gold production up to delivery of 87,100 oz
•1.4405% of gold production up to an aggregate of 134,000 oz
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 15). The Company has guaranteed the remaining portion of the gold stream obligation.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2022	—
Fair value at acquisition (Note 4)	173,700
Exercise of buy-back option	(46,400)
Change in fair value	(6,500)
Outstanding at September 30, 2023	120,800

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2023, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at September 30, 2023			As at December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments	78,229	—	—	31,865	—	—
Fuel derivative contracts (Note 13)	—	4,582	—	—	5,009	—
Gold stream obligation (Note 4 and Note 14)	—	—	(120,800)	—	—	—

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin in the first quarter of 2025. Forward gold price estimates ranged from $1,848 to $2,248 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation. A 50 basis point change in the risk-free rate would also have approximately a $5 million impact on the fair value of the gold stream obligation.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company maintains its excess cash balances in short-term investments accounts. The Company generally holds approximately one third of its cash balance with a single financial institution in Mali to support the operations of the Fekola Mine and repatriation of the Company's share of dividends from the Fekola Mine operations. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
	$	$	$	$

Income from operations before taxes	40,536	46,686	376,813	295,066
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	10,945	12,605	101,740	79,668

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	(4,754)	2,230	15,771	12,496
Future withholding tax	2,450	4,650	8,050	(5,400)
Non-deductible expenditures	7,553	5,403	18,651	17,952
Reversal of losses and temporary differences not previously recognised	—	6,581	—	—
Benefit of optional tax incentives	(3,042)	(3,470)	(9,271)	(10,799)
Withholding and other taxes	12,407	682	24,671	24,314
Change due to foreign exchange	12,656	27,351	4,507	54,181
Change in non-taxable portion of gains	(1,998)	(320)	(2,088)	(1,285)
Losses and tax bases for which no tax benefit has been recorded	40,625	10,077	56,131	9,735
Change in accruals for tax audits	(1,000)	2,000	506	2,587
Amounts (over) under provided in prior years	(536)	131	(839)	1,362
Income tax expense	75,306	67,920	217,829	184,811

Current income tax, withholding and other taxes	68,210	32,520	216,155	140,315
Deferred income tax expense	7,096	35,400	1,674	44,496
Income tax expense	75,306	67,920	217,829	184,811

Included in current income tax expense for the three and nine months ended September 30, 2023 was $9 million and $28 million, respectively (2022 - $6 million and $18 million, respectively), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $25 million excluding penalties, $44 million including penalties, (based on the September 30, 2023 exchange rate of CFA 620 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
	$	$	$	$

Depreciation and depletion	101,568	94,207	293,388	253,344
Impairment (reversal of impairment) of long-lived assets (Note 8)	111,597	—	116,482	(909)
Write-down of mineral property interests (Note 8)	565	3,927	17,022	7,085
Share of net income of associate	(5,561)	(2,080)	(17,549)	(8,991)
Share-based payments (Note 11)	2,748	5,808	13,000	18,087
Restructuring charges (Note 8)	5,071	—	12,151	—
Non-cash interest and financing expense	3,190	2,709	9,032	7,983
Deferred income tax expense (Note 16)	7,096	35,400	1,674	44,496
Unrealized (gains) losses on derivative instruments	(3,146)	16,734	399	7,271
Loss on sale of mineral property	—	2,804	—	2,804
Other	3,431	846	9,901	530
	226,559	160,355	455,500	331,700

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
	$	$	$	$

Accounts receivable and prepaids	2,964	2,286	(2,907)	(10,722)
Value-added and other tax receivables	(9,573)	(6,548)	(8,237)	2,062
Inventories	(9,955)	2,106	(22,286)	(24,230)
Accounts payable and accrued liabilities	(5,380)	12,481	(13,790)	(2,131)
Current income and other taxes payable	(6,395)	(44,687)	40,159	(52,812)
	(28,339)	(34,362)	(7,061)	(87,833)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
	$	$	$	$

Fekola Mine, exploration	—	(3,392)	(1,706)	(13,848)
Masbate Mine, exploration	(774)	(696)	(2,741)	(3,111)
Otjikoto Mine, exploration	(963)	(896)	(2,453)	(2,275)
Menankoto Property, exploration	(771)	(3,222)	(11,400)	(4,729)
Bantako North Property, exploration	(3,468)	(2,378)	(8,691)	(6,734)
Bakolobi Property, exploration	(4,390)	—	(7,658)	—
Dandoko Property, exploration	880	(67)	(5,747)	(67)
Finland Properties, exploration	(1,170)	(2,457)	(5,162)	(6,564)
George Project, exploration	(3,386)	—	(4,663)	—
Goose Project, exploration	(2,152)	—	(4,200)	—
Uzbekistan Properties, exploration	—	(1,120)	(1,077)	(2,693)
Other	(1,576)	(2,041)	(2,815)	(5,484)
	(17,770)	(16,269)	(58,313)	(45,505)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2023	For the three months ended Sept. 30, 2022	For the nine months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2022
	$	$	$	$

Common shares issued on acquisition of Sabina Gold & Silver Corp.	—	—	925,375	—
Fair value of B2Gold replacement options on acquisition of Sabina (Note 4)	—	—	5,075	—
Change in accrued distributions to non-controlling interests	1,696	(24,183)	11,663	—
Change in current liabilities relating to mineral property expenditures	28,181	6,140	33,773	(969)
Interest on loan to non-controlling interest	692	1,011	3,089	2,998
Foreign exchange gain on Fekola equipment loan facilities	563	1,935	188	5,027
Share-based payments, capitalized to mineral property interests	291	140	569	884
Shares issued on acquisition of Oklo Resources Ltd	—	35,658	—	35,658
Share consideration received on sale of Ondundu Property	—	6,955	—	6,955
Deferred consideration on sale of Ondundu Property	—	3,850	—	3,850

For the three and nine months ended September 30, 2023, the Company paid $67 million and $157 million, respectively, of current income tax, withholding and other taxes in cash (2022 - $79 million and $177 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Segmented information

The Company’s reportable operating segments for 2023 include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose and Fekola Regional Projects. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	292,375	—	97,556	87,957	—	—	—	477,888
Production costs	93,388	—	44,056	33,981	—	—	—	171,425
Depreciation & depletion	58,701	—	20,880	21,987	—	—	505	102,073
Net income (loss)	38,509	(278)	17,117	11,082	6,052	(104,958)	(2,294)	(34,770)
Capital expenditures	83,166	24,281	6,670	14,253	90,237	6,986	38	225,631
Total assets	1,520,157	284,612	726,414	432,325	1,359,041	340,184	188,915	4,851,648

	For the three months ended September 30, 2022
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	230,023	—	107,936	54,595	—	—	—	392,554
Production costs	93,808	—	55,023	36,873	—	—	—	185,704
Depreciation & depletion	50,116	—	26,524	17,567	—	—	617	94,824
Net income (loss)	4,638	(9,007)	14,685	(5,540)	—	(6,983)	(19,027)	(21,234)
Capital expenditures	23,745	11,365	10,854	21,188	—	9,367	44	76,563
Total assets	1,389,476	124,399	740,156	431,292	—	395,449	436,828	3,517,600

	For the nine months ended September 30, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	888,272	—	265,839	268,187	—	—	—	1,422,298
Production costs	250,294	—	117,219	84,278	—	—	—	451,791
Depreciation & depletion	164,300	—	56,575	72,513	—	—	1,484	294,872
Net income (loss)	210,257	(793)	42,078	44,626	3,133	(107,015)	(33,302)	158,984
Capital expenditures	212,818	79,839	23,688	48,719	160,897	16,284	196	542,441
Total assets	1,520,157	284,612	726,414	432,325	1,359,041	340,184	188,915	4,851,648

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2022
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	652,361	—	290,704	197,057	—	—	—	1,140,122
Production costs	241,476	—	130,477	95,014	—	—	—	466,967
Depreciation & depletion	135,963	—	65,823	51,558	—	—	2,005	255,349
Net income (loss)	54,954	(8,638)	59,634	17,347	—	(1,438)	(11,604)	110,255
Capital expenditures	82,627	24,157	33,019	61,850	—	34,744	77	236,474
Total assets	1,389,476	124,399	740,156	431,292	—	395,449	436,828	3,517,600
The Company’s mining interests are located in the following geographical locations:

	September 30, 2023	December 31, 2022
	$	$
Mining interests
Canada	1,383,498	26,820
Mali	1,290,489	1,159,931
Philippines	537,602	577,039
Namibia	286,759	306,718
Investments in associates - various	132,713	120,049
Colombia	36,974	145,855
Finland	30,936	22,523
Burkina Faso	21,087	21,087
Other	6,523	14,757
	3,726,581	2,394,779

19 Commitments

As at September 30, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $49 million related to underground development, $12 million related to mobile purchases and rebuilds, $8 million related to the solar plant expansion, $5 million related to the expansion of the tailing storage facility and $8 million for other capital projects. Of the total commitments of $82 million, $46 million is expected to be incurred in 2023 and $36 million is expected to be incurred in 2024.
•For payments at the Goose Project of $39 million related to construction activities of which $18 million is expected to be incurred in 2023 and $21 million in 2024.
•For payments of $6 million for mobile equipment and $2 million for other costs for the Fekola Regional pre-development work, all of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $6 million related to mobile equipment purchases, all of which is expected to be incurred in 2023.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

20 Mining interests schedules

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2022	Additions / Equity pick-up	Disposals / write-offs / impairment	Reclass / Mine restoration movements	Balance at Sept. 30, 2023	Balance at Dec. 31, 2022	Depreciation	Disposals	Balance at Sept. 30, 2023	Balance at Sept. 30, 2023	Balance at Dec. 31, 2022
	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Fekola Mine	1,769,945	216,210	(116)	(2,517)	1,983,522	(819,882)	(155,667)	95	(975,454)	1,008,068	950,063
Masbate Mine	1,114,513	23,718	(5,861)	(2,735)	1,129,635	(537,474)	(60,420)	5,861	(592,033)	537,602	577,039
Otjikoto Mine	864,801	51,003	(212)	(1,958)	913,634	(558,687)	(68,898)	165	(627,420)	286,214	306,114
	3,749,259	290,931	(6,189)	(7,210)	4,026,791	(1,916,043)	(284,985)	6,121	(2,194,907)	1,831,884	1,833,216
Development and pre-development properties (pre-depletable)
Goose Project	—	1,268,662	—	(390)	1,268,272	—	—	—	—	1,268,272	—
Fekola Regional pre-development	30,716	43,055	—	—	73,771	—	—	—	—	73,771	30,716
Burkina Faso Royalties	—	—	—	21,087	21,087	—	—	—	—	21,087	—
	30,716	1,311,717	—	20,697	1,363,130	—	—	—	—	1,363,130	30,716
Exploration & evaluation properties (pre-depletable)
Gramalote Project	135,625	2,716	(111,597)	—	26,744	—	—	—	—	26,744	135,625
Dandoko Property	58,292	4,638	—	—	62,930	—	—	—	—	62,930	58,292
Hackett River Royalty	—	64,540	—	—	64,540	—	—	—	—	64,540	—
Bakolobi Property	51,956	7,352	—	—	59,308	—	—	—	—	59,308	51,956
Menankoto Property	41,569	9,902	—	—	51,471	—	—	—	—	51,471	41,569
Bantako North Property	23,575	8,418	—	—	31,993	—	—	—	—	31,993	23,575
Finland Properties	22,523	8,956	(543)	—	30,936	—	—	—	—	30,936	22,523
George Property	—	22,966	—	—	22,966	—	—	—	—	22,966	—
Kiaka Royalty	18,488	—	—	(18,488)	—	—	—	—	—	—	18,488
Uzbekistan Properties	12,996	1,089	(14,085)	—	—	—	—	—	—	—	12,996
Other	18,954	12,758	(2,394)	(2,599)	26,719	—	—	—	—	26,719	18,954
	383,978	143,335	(128,619)	(21,087)	377,607	—	—	—	—	377,607	383,978
Corporate (depletable)
Office, furniture & equipment	32,419	1,251	(5,838)	—	27,832	(5,599)	(1,484)	498	(6,585)	21,247	26,820
	4,196,372	1,747,234	(140,646)	(7,600)	5,795,360	(1,921,642)	(286,469)	6,619	(2,201,492)	3,593,868	2,274,730
Investments in associates (accounted for using the equity method)
Calibre	111,774	17,759	—	—	129,533	—	—	—	—	129,533	111,774
BeMetals	8,275	(210)	(4,885)	—	3,180	—	—	—	—	3,180	8,275
	120,049	17,549	(4,885)	—	132,713	—	—	—	—	132,713	120,049
	4,316,421	1,764,783	(145,531)	(7,600)	5,928,073	(1,921,642)	(286,469)	6,619	(2,201,492)	3,726,581	2,394,779

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2023
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2021	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration movements	Balance at Dec. 31, 2022	Balance at Dec. 31, 2021	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2022	Balance at Dec. 31, 2022	Balance at Dec. 31, 2021
	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Fekola Mine	1,645,337	140,710	(12,898)	(3,204)	1,769,945	(609,899)	(221,119)	11,136	(819,882)	950,063	1,035,438
Masbate Mine	1,085,687	44,103	(1,032)	(14,245)	1,114,513	(449,675)	(88,610)	811	(537,474)	577,039	636,012
Otjikoto Mine	782,208	84,873	(1,558)	(722)	864,801	(475,303)	(84,703)	1,319	(558,687)	306,114	306,905
	3,513,232	269,686	(15,488)	(18,171)	3,749,259	(1,534,877)	(394,432)	13,266	(1,916,043)	1,833,216	1,978,355
Pre-development properties (pre-depletable)
Fekola Regional pre-development	—	29,560	—	1,156	30,716	—	—	—	—	30,716	—

Exploration & evaluation properties (pre-depletable)
Gramalote Project	119,866	15,759		—	135,625	—	—	—	—	135,625	119,866
Dandoko Property	—	58,292	—	—	58,292	—	—	—	—	58,292	—
Bakolobi Property	—	51,956	—	—	51,956	—	—	—	—	51,956	—
Menankoto Property	33,739	8,986	—	(1,156)	41,569	—	—	—	—	41,569	33,739
Bantako North Property	15,351	8,224	—	—	23,575	—	—	—	—	23,575	15,351
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Finland Properties	12,561	9,962	—	—	22,523	—	—	—	—	22,523	12,561
Uzbekistan Properties	8,802	4,194	—	—	12,996	—	—	—	—	12,996	8,802
Other	21,249	11,114	(13,409)	—	18,954	—	—	—	—	18,954	21,249
	230,056	168,487	(13,409)	(1,156)	383,978	—	—	—	—	383,978	230,056
Corporate (depletable)
Office, furniture & equipment	28,540	6,013	(2,134)	—	32,419	(5,120)	(2,613)	2,134	(5,599)	26,820	23,420
	3,771,828	473,746	(31,031)	(18,171)	4,196,372	(1,539,997)	(397,045)	15,400	(1,921,642)	2,274,730	2,231,831
Investments in joint ventures and associates (accounted for using the equity method)
Calibre	93,728	18,046	—	—	111,774	—	—	—	—	111,774	93,728
BeMetals	10,508	(2,233)	—	—	8,275	—	—	—	—	8,275	10,508
	104,236	15,813	—	—	120,049	—	—	—	—	120,049	104,236
	3,876,064	489,559	(31,031)	(18,171)	4,316,421	(1,539,997)	(397,045)	15,400	(1,921,642)	2,394,779	2,336,067